UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________________
FORM 11-K
 ____________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 4.5

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5

Report of Independent Registered Public Accounting Firm
The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan 4.5:
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 4.5 (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
McLean, VA
June 15, 2017

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments in Master Trust at fair value	$4,107,049,781	$4,107,015,756
Investments in Master Trust at contract value	739,684,097	785,048,976
Notes receivable from participants	85,686,945	115,800,261
Contributions receivable – employer	4,494,251	7,929,023
Contributions receivable – participant	—	4,846,855
Total assets	4,936,915,074	5,020,640,871
Liabilities:
Accrued administrative expenses	295,427	255,886
Net assets available for benefits	$4,936,619,647	$5,020,384,985
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2016

Additions to net assets attributed to:
Participation in net income of Master Trust	$517,008,188
Interest income from notes receivable from participants	2,937,109
Contributions:
Rollovers	18,072,298
Participant	176,799,949
Employer	83,991,031
Total contributions	278,863,278
Total additions	798,808,575
Deductions from net assets attributed to:
Benefits paid to participants	383,394,447
Administrative expenses	2,038,766
Total deductions	385,433,213
Net increase prior to transfers	413,375,362
Net transfers within the Master Trust	(501,733,225)
Net transfers to and from other plans	4,592,525
Net decrease	(83,765,338)
Net assets available for benefits:
Beginning of year	5,020,384,985
End of year	$4,936,619,647
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Plan Description
The following description of the General Dynamics Corporation 401(k) Plan 4.5 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that utilize the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which new employees who do not make a contrary election within thirty days will automatically be enrolled in the Plan with a deferral rate of 3%.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).  The Plan has an Employer matching contribution of 100% of the first 3% of eligible compensation contributed to the Plan, and 50% of the next 3% of eligible compensation contributed to the Plan.  The Plan is intended to be a safe harbor plan as defined in the IRC.
Participants at certain business units that do not accrue credited service under a Company‑sponsored defined benefit pension plan may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation. At December 31, 2016 and 2015, there were no such discretionary contributions included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting
Participants’ contributions and safe harbor Company matching contributions are always 100% vested. Company discretionary contributions, if applicable, are subject to a three‑year cliff vesting schedule.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

(g)	Payment of Benefits
On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2016 and 2015, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2016 to reduce Employer contributions were not significant.

(i)	Net Transfers Within Master Trust
Effective January 1, 2016, the Company adopted the General Dynamics Corporation 401(k) Plan 3.5 (Plan 3.5) and the General Dynamics Corporation 401(k) Plan 6.0 (Plan 6.0). As a result of the adoptions, certain employees of General Dynamics Information Technology became eligible for Plan 3.5 and certain employees of Gulfstream Aerospace Corporation became eligible for Plan 6.0. The account balances of these participants were transferred from the Plan in the total amounts of $263,884,834 to Plan 3.5 and $281,784,230 to Plan 6.0.
Also effective January 1, 2016, certain employees of General Dynamics Global Imaging Technologies formerly eligible for General Dynamics Corporation 401(k) Plan 3.0 (Plan 3.0), became eligible for the Plan. The account balances of these participants were transferred into the Plan from Plan 3.0 in the amount of $56,101,180.
Remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(j)	Transfers in from Other Plans
Effective November 1, 2016, the Bluefin Robotics 401(k) Plan was merged into the Plan. As a result of the merger, account balances of participants in the Bluefin Robotics 401(k) Plan were transferred into the Plan in the amount of $4,592,525.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(k)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06, Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the disclosure of the Plan's interest in the Master Trust on the face of the financial statements as a single line item, the disclosure of the Master Trust's other assets and liabilities and the balances related to the Plan, and for the Plan's divided interest in the Master Trust, and disclosure of the Master Trust's investments by general type as well as by dollar amount of the Plan's interest in each type. ASU 2017-06 is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The standard requires the use of the retrospective transition method. Plan management is currently evaluating the impact of the standard on the financial statements. We have not yet selected a transition date nor have we yet determined the effect of ASU 2017-06 on our statement of net assets available for benefits.

(c)	Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. The Master Trust has an investment in two synthetic GICs through its investment in the Fixed Income Fund.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 20% and 22% of its investments as of December 31, 2016 and 2015, respectively.

(e)	Payment of Benefits
Benefits are recorded when paid.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(f)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(g)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2016.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2016.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

(3)	Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on September 23, 2013, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. In January 2017, the Plan Sponsor applied for a new determination letter. A response from the IRS has not yet been received.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2013.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 3.5, the General Dynamics Corporation 401(k) Plan 5.0, the General Dynamics Corporation 401(k) Plan 6.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 36% and 40%, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

The following table presents the net assets of the Master Trust as of December 31, 2016 and 2015:

	2016	2015
Investments, at fair value	$10,930,623,493	$9,731,777,380
Investments, at contract value
Synthetic GICs	2,553,093,442	2,434,684,895
Non-interest bearing accounts	609,035	209,199
Pending trades receivable and interest receivable	14,363,105	1,058,566
Total assets	13,498,689,075	12,167,730,040

Pending trades payable and accrued expenses	(3,272,792)	(2,731,224)
Total liabilities	(3,272,792)	(2,731,224)
Net assets of Master Trust	$13,495,416,283	$12,164,998,816

The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2016:

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,410,139,256
Interest and dividends	150,621,561
Net investment income	1,560,760,817

Deductions from net assets attributed to:
Net transfers	230,343,350
Net increase	1,330,417,467

Net assets:
Beginning of year	12,164,998,816
End of year	$13,495,416,283
The net appreciation for the Master Trust is net of investment manager fees.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(b)	Fully Benefit Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2016 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

(c)	Reclassifications
During 2016, Plan management re-evaluated the measurement inputs that are available for the Master Trust's interests in the collective trust funds. Plan management determined that these investments do not qualify for the use of net asset value as a practical expedient as these investments have a readily determinable fair value and has concluded that they should be included in the fair value hierarchy table. Plan management has reclassified these investments within the fair value hierarchy. This reclassification did not affect any recorded values.

(d)	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

•	Inputs other than quoted prices that are observable for the assets or liabilities;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015 except as noted in Note 4 (c):
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Units of Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value, and there are no restrictions on redemptions.
Participant-Directed Brokerage Account: Accounts primarily consist of mutual funds and common stocks that are determined by obtaining quoted prices on nationally recognized securities exchange (Level 1).
Asset-Backed and Mortgage-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value, and there are no restrictions on redemptions.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016 and 2015:

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2016:
Participant-Directed brokerage account:	$228,263,824	$228,263,824	$—	$—
General Dynamics
Corporation common stock	3,846,487,512	3,846,487,512	—	—
Investments in other equity securities	1,061,999,571	1,061,999,571	—	—
Registered investment companies	243,350,607	129,179,231	114,171,376	—
Interest bearing cash	30,420,606	30,420,606	—	—
Overnight deposit accounts	21,180,076	21,180,076	—	—
Collective trusts	5,431,706,275	—	5,431,706,275	—
Fixed-income securities
US government and municipal	30,853,000	—	30,853,000	—
Mortgage-backed	15,920,070	—	15,920,070	—
Asset-backed	13,693,836	—	13,693,836	—
Foreign government	4,919,003	—	4,919,003	—
Other fixed income	1,829,113	—	1,829,113	—
Total investments, at fair value	$10,930,623,493	$5,317,530,820	$5,613,092,673	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2015:
Participant-Directed brokerage account	$185,059,973	$185,059,973	$—	$—
General Dynamics
Corporation common stock	3,322,823,285	3,322,823,285	—	—
Investments in other equity securities	1,064,361,507	1,064,361,507	—	—
Registered investment companies	267,159,859	267,159,859	—	—
Overnight deposit accounts	18,003,066	18,003,066	—	—
Interest bearing cash	54,659,708	54,659,708	—	—
Collective trusts	4,819,709,982	—	4,819,709,982
Total investments, at fair value	$9,731,777,380	$4,912,067,398	$4,819,709,982	$—

(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

(6)	Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 22,277,758 and 24,190,595 shares of the Company’s common stock as of December 31, 2016 and 2015, respectively. Dividends earned by the Master Trust on the Company’s common stock were $66,306,151 for the year ended December 31, 2016.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as party-in-interest transactions.
Notes receivable from participants are also considered party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2016 and 2015, as reported in the financial statements to the Form 5500:

	2016	2015
Net assets available for benefits as reported in the financial statements	$4,936,619,647	$5,020,384,985
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(2,379,131)	(2,482,129)
Net assets available for benefits as reported in the Form 5500	$4,934,240,516	$5,017,902,856

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2016, as reported in the financial statements to the net income reported in the Form 5500:

Net decrease in net assets per financial statements	$(83,765,338)
Deemed distributions of participant loans reported in the 2016 Form 5500	(2,379,131)
Deemed distributions of participant loans reported in the 2015 Form 5500	2,482,129
Net decrease in net assets per the Form 5500	$(83,662,340)

(8)	Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 15, 2017. The following items were noted:
The Plan was amended and restated effective January 1, 2017. There were no significant changes to the Plan as a result of the restatement.
Effective January 1, 2017, employees of General Dynamics Corporate Headquarters and General Dynamics Shared Resources, Inc., formerly eligible for the Plan, became eligible for Plan 6.0. As of January 1, 2017, the account balances and loans of these participants were transferred from the Plan to Plan 6.0 in the amount of $100,695,451 and $704,816, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2016 and 2015

Also effective January 1, 2017, employees of General Dynamics Ordnance and Tactical Systems, Inc., formerly eligible for the General Dynamics Corporation 401(k) Plan 3.0, became eligible for the Plan. As of January 1, 2017, the account balances and loans of these participants were transferred from Plan 3.0 to the Plan in the amount of $270,189,359 and $5,909,096, respectively.
Effective April 1, 2017, the interest rate for loans will be the U.S. prime rate plus 1% for all loans issued on or after the effective date. Also effective April 1, 2017, the Plan's automatic enrollment deferral rate will increase from 3% to 6%.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2016

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $3,107			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [x]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2014	$—	$171	$—	$—
2015	—	2,453	—	—
2016	410	73	—	—
See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.23-8.50%)	#	83,307,814

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 4.5

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Compensation & Benefits
Dated: June 15, 2017